Calendar Dragon Inc.
11602 – 75 Ave.
Edmonton, Alberta, T6G 0J2

April 19, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn:      Jan Woo

Re:          Calendar Dragon Inc.
Registration Statement on Form S-1
File No. 333-172896

Dear Jan Woo,

We are in receipt of your comment letter of April 11, 2011 and have filed an amendment to the S-1 which was filed March 17, 2011.

General

1.  The financial statements have been updated as required under Rule 8.08 of Regulation S-X.

Cover Page

2.  Primary standard industrial classification code number changed to 7372. Reference to Rule 434 removed.

Risk Factors

General

3.  Not applicable.  The following disclosure has been added under Where You Can Find More Information.

Through the filing of Form 8-A under the Exchange Act within 30-60 days following the effective date of the registration statement, we intend to become a fully reporting company under the requirements of the Exchange Act, and will file the necessary quarterly and other reports with the Securities and Exchange Commission.

4.  A new risk factor has been inserted.

We cannot offer any assurance as to our future financial results…,page 5

5.  Revised to clarify.

Our executive officers have only agreed to provide their services on a part-time basis, page 6

6.  Risk factor has been expanded.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 17

7.  Disclosure revised.

Liquidity and Capital Resources, page 18

8.  The following disclosure has been added in this section and under Certain Relationships and Related Transactions.

Our current cash balance is estimated not to be sufficient to fund our current operations.  The registrant estimates that an additional $150,000 would be required for working capital, reporting requirement fees, website and development fees. Although we received an advance of $1,533 from Roderick MacIver, our president, Mr. MavIver has not committed to advance any further funds.  There are no written agreements with MacIver or verbal repayment terms regarding the advance.  However, we still need raise sufficient funds to complete the development of services.  No other financing plans are in place.  We may never obtain the necessary financing to begin operations.

Directors and Executive Officers, Promoters and Control persons, page 20

9.  Sections revised for clarity.

Shares Eligible for Future Sale, page 28

10.  Revised to clarify.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 31

11.  Revised audit opinion.

Exhibit 5.1

12.  Revised Legal Opinion filed as exhibit.

13.  Revised Legal Opinion filed as exhibit.

Yours truly,

/s/ R. Neil MacIver

Roderick Neil MacIver
President